UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025
Commission File Number: 000-53543
______________________________

Ballard Power Systems Inc.
(Translation of registrant's name into English)

9000 Glenlyon Parkway
Burnaby, B.C.
V5J 5J8
Canada
(Address of principal executive office)
______________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☐ Form 20-F	☒ Form 40-F

EXHIBIT INDEX

EXHIBITS 99.1 AND 99.2 INCLUDED WITH THIS REPORT ARE HEREBY INCORPORATED BY REFERENCE: (I) INTO THE REGISTRANT'S REGISTRATION STATEMENTS ON FORM S-8 (FILE NOS. 333-271785 AND 333-225494) AND (II) AS EXHIBITS TO THE REGISTRANT'S REGISTRATION STATEMENT ON FORM F-10 (FILE NO. 333-271758), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibit No.	Description

99.1	Ballard Power Systems Inc. Second Quarter 2025 Interim Financial Statements
99.2	Ballard Power Systems Inc. Second Quarter 2025 Management’s Discussion and Analysis

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ballard Power Systems Inc.

Date: August 11, 2025	By:	/s/ Jay Murray
	Name:	Jay Murray
	Title:	Interim Chief Financial Officer